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UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (AMENDMENT NO. 5)*

                        SUNCOM WIRELESS HOLDINGS, INC.
                               (Name of Issuer)

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                   86722Q108
                                (CUSIP Number)

                               MR. TIMOTHY BASS
                        PARDUS CAPITAL MANAGEMENT L.P.
                              590 MADISON AVENUE
                                   SUITE 25E
                              NEW YORK, NY 10022
                                (212) 381-7770

                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                with a copy to

                           ANDREW N. ROSENBERG, ESQ.
                 PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                          1285 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10019-6064

                               FEBRUARY 22, 2008
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

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
CUSIP NO.  86722Q108                                              PAGE 2 OF 7

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Pardus Special Opportunities Master Fund L.P.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [_]
         (b)  [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

              [_]  Not Applicable
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
-------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    -0-
                 NUMBER OF                   ----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   ----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          -0-
                   PERSON                    ----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              [_]  Not Applicable
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
-------------------------------------------------------------------------------

CUSIP NO.  86722Q108                                              PAGE 3 OF 7

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Pardus Capital Management L.P.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [_]
         (b)  [X]
------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

              [_]  Not Applicable
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
-------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    -0-
                 NUMBER OF                   ----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   ----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          -0-
                   PERSON                    ----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              [_]  Not Applicable
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IA
-------------------------------------------------------------------------------

CUSIP NO.  86722Q108                                              PAGE 4 OF 7

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Pardus Capital Management LLC
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [_]
         (b)  [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

              [_]  Not Applicable
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
-------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    -0-
                 NUMBER OF                   ----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   ----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          -0-
                   PERSON                    ----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              [_]  Not Applicable
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
-------------------------------------------------------------------------------

CUSIP NO.  86722Q108                                              PAGE 5 OF 7

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Mr. Karim Samii
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [_]
         (b)  [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

              [_]  Not Applicable
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
-------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    -0-
                 NUMBER OF                   ----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   ----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          -0-
                   PERSON                    ----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              [_]  Not Applicable
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

CUSIP NO.  86722Q108                                              PAGE 6 OF 7


Item 1.  SECURITY AND ISSUER.

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends the Schedule 13D Statement, as amended by Amendment No. 1 on November 13, 2006, Amendment No. 2 on January 31, 2007, Amendment No. 3 on May 17, 2007 and Amendment No. 4 on September 20, 2007 (as amended, this "Schedule 13D"), originally filed by Pardus Special Opportunities Master Fund L.P., Pardus Captial Management L.P., Pardus Capital Management LLC and Mr. Karim Samii (collectively, the "Reporting Persons") relating to the shares of Class A Common Stock, par value of $0.01 per share (the "Shares" or "Class A Stock"), of SunCom Wireless Holdings, Inc. (the "Company"). This is the final amendment to this Schedule 13D and an exit filing for the Reporting Persons. The principal executive offices of the Company are located at 1100 Cassatt Road, Berwyn, Pennsylvania, 19312.

Item 2.  IDENTITY AND BACKGROUND.

         No material change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As a result of the consummation of the transactions contemplated by the Merger Agreement described in Item 4, the Reporting Persons do not own any Shares.

Item 4.  PURPOSE OF TRANSACTION.

         This Item 4 is hereby amended by adding the following:

         "On February 22, 2008, the Company consummated the transactions contemplated by that certain Agreement and Plan of Merger (as amended, the "Merger Agreement") with T-Mobile USA, Inc., a Delaware corporation and wholly owned subsidiary of Deutsche Telekom AG ("Parent"), and Tango Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent formed for the purpose of effecting the transactions contemplated by the Merger Agreement. Pursuant to the terms of the Merger Agreement, the Parent acquired all of the outstanding shares of Class A Stock of the Company, including the Shares previously owned by the Reporting Persons, in exchange for a cash payment of $27.00 per share. Consequently, this is the Reporting Persons' final amendment to the Schedule 13D."


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) and (b) The Reporting Persons do not own any shares of Class A Stock.

      (c) See Item 4.

      (d) Not applicable.

      (e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares on February 22, 2008, immediately after the consummation of the transactions contemplated by the Merger Agreement as described in Item 4.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No material change.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 10: Joint Filing Agreement, dated February 25, 2008, among the Reporting Persons.

CUSIP NO.  86722Q108                                              PAGE 7 OF 7

                                    SIGNATURE


         After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 25, 2008


                                     PARDUS SPECIAL OPPORTUNITIES
                                     MASTER FUND L.P.

                                       By:  Pardus Capital Management L.P.,
                                       its Investment Manager

                                       By:  Pardus Capital Management LLC,
                                       its general partner


                                       By:  /s/ Karim Samii
                                            -------------------------------
                                            Name:  Karim Samii
                                            Title: Sole Member


                                     PARDUS CAPITAL MANAGEMENT L.P.

                                       By:  Pardus Capital Management LLC,
                                       its general partner


                                       By:  /s/ Karim Samii
                                            -------------------------------
                                            Name:  Karim Samii
                                            Title: Sole Member


                                     PARDUS CAPITAL MANAGEMENT LLC


                                       By:  /s/ Karim Samii
                                            -------------------------------
                                            Name:  Karim Samii
                                            Title: Sole Member



                                       /s/ Karim Samii
                                       ------------------------------------
                                       Karim Samii



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).